CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

July 20, 2012

Via EDGAR
Attn: Ms. Jessica Plowgian, Attorney-Advisor
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	China Yida Holding, Co.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed June 14, 2012
and Documents Incorporated by Reference
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 11, 2012
File No. 001-34567

Dear Ms. Plowgian,

We are in receipt of the comment letters issued by the United States Securities and Exchange Commission (the “SEC”) dated June 14, 2012 and July 6, 2012 regarding the above referenced filings. We have tentatively scheduled a conference call with the SEC for Wednesday, July 25, 2012 at 9:30am EST to discuss comments No. 8 and 9 related to the effectiveness of our internal controls and procedures.

We expect to file amendments to the Form 10-K and Form 10-Q in response to the SEC comment letter dated June 14, 2012 following our discussion of a proposed response to comments No. 8 and 9 with the staff of the SEC.

Sincerely,

CHINA YIDA HOLDING, CO.

By:	/s/ Minhua Chen
Name:	Minhua Chen
Title:	Chief Executive Officer